

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 25, 2009

Anita K. Ho
Chief Financial Officer
Alliance Fiber Optic Products, Inc.
275 Gibraltar Drive
Sunnyvale, CA 94089

      **Re: Alliance Fiber Optic Products, Inc.
            Form 10-K for the fiscal year ended December 31, 2008
            Filed March 20, 2009
            File No. 000-31857**

Dear Ms. Ho:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Brian Cascio
              Accounting Branch Chief